

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>Mail Stop 4561</u>

February 11, 2009

Pramod Bhasin
Chief Executive Officer
Genpact Limited
Canon's Court
22 Victoria Street
Hamilton HM122
Bermuda

   Re: **Genpact Limited**
     Form 10-K for Fiscal Year Ended
     December 31, 2007
     Filed March 31, 2008
     File No. 001-33626

Dear Mr. Bhasin:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

  Please contact Erin Martin at (202) 551-3391 or the undersigned at (202) 551-3386 if you have any questions.

           Sincerely,

           Duc Dang
           Attorney/Advisor

cc: Victor Guaglianone, Esq. (*via facsimile*)